STRUCTURE THERAPEUTICS INC.

611 Gateway Blvd., Suite 223

South San Francisco, CA 94080

January 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Vanessa Robertson
Terence O’Brien
Jimmy McNamara
Joe McCann

Re:	Structure Therapeutics Inc.
Registration Statement on Form S-1, as amended (File No. 333-269200)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Structure Therapeutics Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on February 2, 2023, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Patrick Loofbourrow and Charles S. Kim of Cooley LLP, counsel to the Company, to make such a request on its behalf. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Patrick Loofbourrow of Cooley LLP at (619) 840-4824, or in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Structure Therapeutics Inc.

/s/ Raymond Stevens
By:	Raymond Stevens
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]